FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-202409

Strengthening our balance sheet, repositioning the opportunity

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General disclaimer

For readers in the European Economic Area

This presentation does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of ArcelorMittal within the meaning of Luxembourg law and/or the laws of any other member state of the European Economic Area. This document does not constitute a prospectus within the meaning of EC Directive 2003/71/EC of the European Parliament and of

the Council dated 4 November 2003, as amended (the _Prospectus Directive_), which expression includes any relevant implementing measure in the member state concerned, and should not be the basis for any agreement or decision to invest. The Company has not made any final decision whether to proceed with any offering of securities or to admit new securities to trading on a regulated market. Any such offering or new admission will be based exclusively on a prospectus prepared for that purpose. Further, ArcelorMittal has not authorized any offer to the public of securities in any member state of the European Economic Area that has implemented the Prospectus Directive, other than Luxembourg, the Netherlands, France and Spain, (each, a

_Relevant Member State_). With respect to each Relevant Member State, no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. Should an offering or new admission of subscription rights and new shares be conducted, as is currently planned, in Luxembourg, the

Netherlands, France and Spain, a securities prospectus will be produced, which is to be published following its approval by the Luxembourg supervisory authority for the financial sector

(Commission de Surveillance du Secteur Financier CSSF) and after it has been passported into the Netherlands, France and Spain subsequent to notification having been given to the competent regulatory authorities in those jurisdictions. Any decision to purchase, subscribe for or otherwise acquire any subscription rights or new shares of the Company must be made only on the basis of the information in a securities prospectus (if published in due course by the Company), which will then be available for download on the internet site of ArcelorMittal

(www.arcelormittal.com). Copies of the prospectus will then also be readily available upon request and free of charge at 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of

Luxembourg.

In each Relevant Member State this communication is only addressed to, and directed at, qualified investors in that Relevant Member State within the meaning of the Prospectus Directive.

This presentation contains advertising materials in connection with the Offer as referred to in the Market Abuse Directive 2003/6/EC and implementing laws and regulations.

For readers in the United Kingdom

This communication is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the

Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the _Order_) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as _relevant persons_). The subscription rights and new shares are only available to, and any invitation,

offer or agreement to subscribe for, purchase or otherwise acquire such subscription rights or new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

For readers in the United States

ArcelorMittal has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the _SEC_) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus ArcelorMittal expects to file with the SEC and other documents

ArcelorMittal has filed and will file with the SEC for more complete information about ArcelorMittal and this offering. You may get these documents, once filed, free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ArcelorMittal, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by writing or telephoning ArcelorMittal at ArcelorMittal USA LLC, 1 South Dearborn Street, 19th Floor, Chicago, IL 60603, Attention: Ms. Lisa M. Fortuna, Manager, Investor Relations,

telephone number: (312) 899-3985.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW

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Forward-looking statements

This presentation may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by

the words _believe,            expect,            anticipate,             target_ or similar expressions. Although ArcelorMittals management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittals securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du

Secteur Financier CSSF) and the United States Securities and Exchange Commission (the _SEC_) made or to be made by ArcelorMittal,

including ArcelorMittals latest Annual Report on Form 20-F filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

$4bn net debt reduction through $3bn capital increase and $1bn asset sale

All segments of the business FCF positive at current spot steel spreads

Pro forma net debt at December 31, 2015 reduced to <$12bn / 2.2x

2015 EBITDA

Opportunities to deliver c.$3bn EBITDA improvement and >$2bn free cash flow at current steel spreads by 2020

Executing strategy to deliver value to shareholders

Global presence, industry leading product portfolio and

continuous investment

Worlds leading steel and mining company

Developed markets are core

Low cost assets…. well positioned on global cost curve

Optimized asset base in Europe

next comes the US footprint optimization

Primary position in premium grades & global automotive

supported by industry leading R&D capability with 12 major research centres globally

Capacity to capitalize on demand recovery

Roadmap to achieve annual FCF of $2bn by 2020 (at current spreads)

ArcelorMittal is the world leading global steel company positioned to deliver value to shareholders

Cost competitive assets capable of generating positive FCF through the cycle

ArcelorMittal

Net Debt	• Reduced by $6.1bn since year end 2012[1]; reduction is $10.1bn post today's announcements • Interest expense reduced by $0.6bn since 2012
Portfolio Optimization	• $2.5bn[2] of proceeds from non-core asset disposals and strategic partnerships • Closure / idling of non-performing assets (e.g. South Africa, Spain, US) • Highgrading assets in core markets including acquisition of Calvert
Cost Cutting	• Successfully implemented capacity rationalization program in Europe, delivering savings of >$1bn per annum • $3bn management gains program completed
Capex	• Cut by $2.0bn since 2012
Dividends	• Suspended in 2015

Significant actions to de-lever and optimize the portfolio prior to today's announcement

[1] Reported net debt at year end 2015 of $15.7 billion.

[2] Since end 2012; total asset sales proceeds since 4Q'11 total $5.2 billion; this excludes $1 billion proceeds from the sale of Gestamp announced February 5, 2016.

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Positive industry signals

Supply side reforms in China

Capacity is finally exiting in 2015

New _Industry Structure Reform Fund_ to provide social

support

Supply side reform will continue given unsustainability

Steel price recovery

Stabilization of price environment brings an end to

destocking cycle

Steel spreads currently recovering in all key markets

Encouraging demand outlook

Positive real demand growth in core developed markets

continues

US ASC in 2016 will likely be boosted by end of destocking

cycle

European demand remains positive

Policy actions

in China combined with improving market conditions support medium term outlook

China steel spreads ($/t)1

159

146

132 +34%

125

117

87 93

2013 2014 1Q15 2Q15 3Q15 4Q15 Current*

US steel demand: Apparent (ASC)2 vs. Real (RSC)

ASC RSC 108 104 100

96

2013 2014 2015 2016F

Policy actions in China combined with improving market conditions support medium term outlook

Source: Mysteel, CU Steel, Broker Research, Factiva

1. $/t differential between China HRC domestic price ex VAT and international Raw Material Basket (Raw Material Basket for HRC = 1.6 X IO (delivered to China)+ 0.6 X HCC (delivered to China)+ 0.15 X Scrap ( HMS 1/2 80:20 / East Asia import); *Current data Jan 29

2. ASC refers to apparent steel consumption; RSC refers to real steel consumption —the difference between ASC and RSC represents the change in inventory

2015 performance highlights

ArcelorMittal

- **EBITDA:** FY'15 EBITDA of $5.2bn vs. $7.2bn in FY'14
- **Steel performance:** primarily impacted by low steel selling prices
- **Mining costs performance exceeding targets:** FY'15 unit cash costs reduced by 20% YoY; exceeding the 15% target for 2015
- **Net loss[1]** driven by impairments, exceptional charges and non-cash forex
- **Liquidity improved:** $10.1bn as of December 31, 2015
- **Deleveraging targets on track:** Year end net debt of $15.7bn → lowest level post merger

(USDm) unless otherwise shown	4Q'15	3Q'15	4Q'14	FY'15	FY'14
Iron ore shipments market price (Mt)	9.9	10.3	9.9	40.3	39.8
Steel shipments (Mt)	19.7	21.1	21.2	84.6	85.1
Sales	13,981	15,589	18,723	63,578	79,282
EBITDA	1,103	1,351	1,815	5,231	7,237
Net (loss) / income	(6,686)	(711)	(955)	(7,946)	(1,086)
Adjusted net (loss) / income	(375)	(75)	142	(333)	372

EBITDA impacted by low steel selling prices

1 FY 2015 net loss of $7.9 billion includes $4.8 billion of impairments and $1.4 billion of exceptional charges primarily related to the write-down of inventory following the rapid decline of international steel prices.

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Further reduction in cash requirements expected in 2016

$1bn reduction in cash requirements

expected in 2016 vs. 2015:

Capex: $0.3bn saving1

Cash taxes: $0.1bn saving

Dividend suspended: $0.4 saving

Cash interest: $0.2bn saving2

Capex (US$bn)

-2.3

4.7

3.5 3.7

2.7 2.4

2012 2013 2014 2015 2016F

Net interest expense (US$bn)

-0.8

1.9 1.8

1.5 1.3 1.1

2012 2013 2014 2015

2016F

All segments FCF positive at current spot steel and raw material prices

1 At spot FX rates

2 From net debt reduction and lower cash interest costs following maturity of Mandatory Convertible Notes on January 15, 2016

These statements are forward-looking, are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management, and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. For discussion of some of the important factors that could cause these variations, please consult the _Risk Factors_ section of the Companys latest Annual Report on Form 20-F on file with SEC. Nothing in this presentation should be regarded as a representation by any person that these objectives will be achieved and the Company undertakes no duty to update its objectives.

Gestamp sale unlocks c.$1bn of value

ArcelorMittal

- Sale of 35% stake in Gestamp for €875 million to the majority shareholder, the Riberas family
- Gestamp is a privately held entity involved in stamping, assembly and welded blanks for automotive original equipment manufacturers (OEMs)
- The sale of our stake in Gestamp unlocks substantial value for ArcelorMittal's shareholders and is consistent with our stated strategy of stated strategy of portfolio optimization
- Our strategic and preferred supplier relationship with Gonvarri and Gestamp is unaffected and we will continue to work together to supply automotive OEMs with world-class automotive steel products
- ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier
- This sale has no impact on Group EBITDA; share of JV and associates income will decline by ~$50m per annum and we will no longer receive a dividend (~$15m in 2015)

GESTAMP AUTOMOCION

Gonvarri Steel Industries



Gestamp sale proceeds of c.$1bn with zero EBITDA impact and de minimis cashflow impact

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Actions to right-size the balance sheet

Near-term actions to reduce net debt¹ to <$12bn Liquidity remains strong

Net debt /

EBITDA 3.0x 2.8x 2.2x

2015A 15.7 14.1

14.7 1.0 Gestamp proceeds

3.0 Capital

(1.0) 11.7 raise

7.6

(3.0) Unutilized

6.0 credit lines

5.0

Cash on

4.1 balance 2015YE sheet

as of

2015A c.$1bn 2015A Net debt $3.0bn Capital 2015A Net debt Liquidity 2016—2018 Debt 2019-2020 Debt

Net debt Gestamp pro-forma raise pro-forma capital Maturities 2 Maturities proceeds Gestamp raise and

proceeds Gestamp

proceeds

Capital raise right-sizes balance sheet; pro-forma leverage substantially reduced

1 Net long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of asset/liabilities held for sale)

2 Includes $2.3bn debt maturing in 2016, $2.7bn maturing in 2017 and $2.6bn of debt maturing in 2018.

_Action 2020_ plan to achieve significant improvement1

(EBITDA/T)

Includes $1bn2 transformation plan

which involves _clustering_ sites to 90Mt

gains further optimise, HAV mix and volume >85/t1 shipments

1

Includes US footprint optimisation

($250mn)2 , Calvert ramp-up

($250mn)2 and HAV mix 12

Brazil Value plan including

HAV mix, and domestic

volumes recovery

9

Improved competitiveness of CIS

operations 4

AMSA competiveness plan including 8

new iron ore supply agreement

4 4

Action 2020 plan is incremental to

continuing management gains efforts

which seek to offset inflation and

industry improvement efforts

2016 ACIS BANC NAFTA Europe Mining 2020

Action 2020 plan designed to take annual FCF generation to >$2bn with further upside potential through spread recovery

1 At current prevailing steel spreads; 2 Indicative amounts constituting management objectives. Subject to forward looking statements note below. Note: HAV refers to higher value added

These statements are forward-looking, are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management, and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. For discussion of some of the important factors that could cause these will variations, be achieved please and consult the Company the _Risk undertakes Factors_ section no duty of to the update Companys its objectives. latest Annual Report on Form 20-F on file with SEC. Nothing in this presentation should be regarded as a representation by any person that these objectives 11

Summary

4bn net debt reduction through $3bn capital and $1bn asset sale augments previous actions to reduce cash flow requirements to below $4.5bn per annum

All segments of the business FCF positive at current spot steel spreads

Pro forma net debt at 31/12/15 reduced to <$12bn / 2.2x 2015 EBITDA. Company will restart dividend distribution once ND/EBITDA is <2x

New opportunities to deliver c.$85/t EBITDA and >$2bn free cash flow at current steel spreads by 2020

Executing strategy to deliver value to shareholders

Indicative terms of the proposed rights offering

ArcelorMittal

Structure of the offering	• Capital increase with preferential subscription rights (structured as a non-statutory rights offering) to ArcelorMittal shareholders • Oversubscription privilege to ArcelorMittal shareholders • Rump placement for remaining unsubscribed new shares
Offer size	• c.$3.0bn (will correspond to the value in Euros of such amount at time of launch)
Terms	• Issue price (in Euro) and subscription ratio to be determined upon launch
Distribution	• Public offering in Luxembourg, the Netherlands, France, Spain and in the US • SEC registered offering in the US • International offering to qualified investors elsewhere
Use of proceeds	• Equity issuance and asset sale. (Gestamp) proceeds would reduce net debt to below $12bn at 31/12/15 representing 2.2x 2015 pro forma EBITDA
Subscription undertaking and underwriting	• Investment vehicles held by the Mittal Family will take up their pro-rata entitlement (c.$1.1bn) • ArcelorMittal has entered into a standby underwriting commitment with Goldman Sachs International, BofA Merrill Lynch and Credit Agricole Corporate and Investment Bank, acting as Joint Global Coordinators, for the remaining c.$1.9bn, subject to customary conditions
Lock-up	• 180 days for ArcelorMittal and the Mittal Family from closing
Legal authorizations and timing	• Board of Directors held on February 3, 2016 • The Company will convene an EGM (30-day notice) to obtain the necessary authorisations. • The rights offering will be launched on the back of the EGM, subject to market conditions
Trading	• Preferential subscription rights and new shares expected to be admitted to trading on the Luxembourg Stock Exchange, Euronext Paris, Euronext Amsterdam, the Spanish Stock Exchanges and the NYSE

13